For Immediate Release

Nordion Appoints Janet Woodruff and Sean Murphy to Board of Directors

OTTAWA, Canada, March 10, 2011 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today announced that it has appointed Janet Woodruff of BC Hydro and Sean Murphy, formerly of Abbott Laboratories to its Board of Directors.

“The Board is delighted to welcome Janet and Sean and looks forward to tapping into their talent and knowledge,” said Nordion Chairman William Anderson. “Sean has been a respected leader in the life sciences field for more than 30 years, while Janet has accumulated an outstanding record of achievement in the health care and energy sectors. They complement the expertise and experience currently represented on Nordion’s Board, and their insight will help the Company pursue its goals of sustainable growth and profitability.”

Ms. Woodruff is the Vice-President and Special Advisor of BC Hydro. Previously, she served as Interim President and Vice-President Corporate Services and Chief Financial Officer with the BC Transmission Corporation. Ms. Woodruff was also Chief Financial Officer and Vice-President Systems Development and Performance of Vancouver Coastal Health. She is a Chartered Accountant and an Institute of Corporate Directors credited director.

Mr. Murphy served as Vice-President of Licensing and Business Development for Abbott Laboratories for 10 years, prior to his retirement in 2010. During Mr. Murphy’s 30 years of service at Abbott, he also served as President of Perclose Inc., a company in the international vascular business which was acquired by Abbott.

About Nordion Inc.

Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global specialty health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 600 highly skilled employees in four locations. Find out more at www.nordion.com.

CONTACTS:
MEDIA:
Shelley Maclean
(613) 592-3400 x. 2414
shelley.maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion